May 14, 2013

Via EDGAR

Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:    Mid-America Apartment Communities, Inc.
Form 10-K
Filed February 22, 2013
File No. 001-12762

Dear Mr. Woody:

Mid-America Apartment Communities, Inc. (the "Company", or "MAA") acknowledges receipt of your letter dated April 19, 2013 regarding the above referenced filing and has prepared the following responses to your comments. The numbering of the paragraphs below corresponds to the numbering of the comment letter, which for your convenience the Company has incorporated into this response letter.

Form 10-K for the year ended December 31, 2012:

Financial Statements

Consolidated Statements of Operations, page F-5

1.
Please explain to us why diluted earnings per share for discontinued operations is greater than basic earnings per share for discontinued operations. In your response provide us with the antidilution tests performed for diluted earnings per share in accordance with ASC Topic 260-10-45-17 through 260-10-45-20.

Response:

For the year ended December 31, 2012, the Company had income from continuing operations available for common shareholders of $1.5736 per diluted share, income from discontinued property operations of $0.9842 per diluted share and net income available for common shareholders of $2.5578 per diluted share. The Company determined it was appropriate to show net income available for common shareholder at $2.56 per diluted share and therefore we rounded the income allocated to discontinued property operations up from $0.9842 to $0.99 per diluted share in order for the schedule to add vertically.

ASC 260-10-45-20 provides, “The control number for determining whether potential common shares in the diluted earnings per share computation would be antidilutive should be income from continuing operations.” In the dilution calculation, the Company started with income from continuing operations and included all dilutive securities to a point where the securities are no longer dilutive. Once the number of shares was determined, the Company computed earnings per share for discontinued property operations and income available for common shareholders using the same number of shares. This is consistent with the example provided in ASC 260-10-55-91. The application of the preceding guidance resulted in the rounding issues discussed above causing the difference in basic and diluted earnings per share for discontinued property operations.

Notes to Consolidated Financial Statements:

1. Organization and Summary of Significant Accounting Policies

Real Estate Assets and Depreciation and Amortization, page F-11

2.
We note your disclosure that you capitalize certain items such as the cost of replacement appliances, carpet, interior painting, vinyl flooring and blinds related to newly acquired properties. Please explain your rationale for capitalizing these items and the basis for your conclusions. In your response tell us whether the acquired properties were development or operating properties at the time of acquisition.

Response:

The Company advises the Staff that all appliances and carpet costs that are not of a repair and maintenance nature are capitalized, as they closely fit the definition of a fixed asset and generally have useful lives of five years.

The Company advises the Staff that costs for painting, vinyl flooring, and blinds that are for acquired operating properties are to bring the property up to the standard condition we require for our portfolio. ASC 835-20-05-1 provides, “The historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use.” These costs represent amounts required to bring the asset into a condition necessary for its intended use, and the Company believes it appropriate to capitalize these costs. Furthermore, for the referenced capitalization of painting, vinyl flooring, and blinds, these costs are generally part of a large project to get a significant number of units ready for occupancy within a relatively short period (i.e. bringing a newly acquired property up to the Company's standards).

Development Costs, page F-12

3.
Please revise your disclosure in future filings to include the amount of indirect costs other than interest that have been capitalized in each period presented in your financial statements. In addition, please disclose the amount of salaries that were capitalized in each period presented.

Response:

The Company advises the Staff that in future Exchange Act periodic filings, to the extent it has material indirect costs, the Company will disclose the amount of indirect costs other than interest, including salaries and real estate taxes, that were capitalized in each period presented.

The Company advises the Staff that for the three years ended December 31, 2012, 2011, and 2010 the Company capitalized salaries of $274,000, $292,000, and $300,000, and real estate taxes of $276,000, $183,000, and $20,000 respectively.

Acquisition of Real Estate Assets, page F-12

4.	Please tell us, and revise your disclosure to discuss, your accounting policy related to property acquisition costs.

Response:

The Company advises the Staff that in future Exchange Act periodic filings, it will disclose its accounting policy related to property acquisition costs similar to below:

The Company's policy is to expense the costs incurred to acquire properties in the period these costs are incurred. Acquisition costs include appraisal fees, title fees, broker fees, and other legal costs to acquire the property. These costs are recorded in our Statement of Operations under the line "Acquisition expenses".

Out of Period Adjustments, page F-14

5.
Please provide us with a more detailed description of the out of period adjustment recorded in 2012 related to the allocation of noncontrolling interest. In your response include an explanation of the nature of the adjustment, how the issue was identified, and the impact the adjustment would have had on all prior period financial statements.

Response:

The Company advises the Staff that the Company's noncontrolling interest represents the unitholders of its Operating Partnership, Mid-America Apartments, L.P., who are limited partners not affiliated with MAA, in its capacity as general partner (Class A unitholders). These Class A unitholders have the same economic rights as the Company's common stock holders including the same dividend rate per share/unit. Additionally, these Class A unitholders may redeem each of their units in exchange for one share of common stock of the Company or cash, at the option of the Company.

During the year ended December 31, 2012, the Company reviewed its noncontrolling interest calculations and related supporting documents, including the Operating Partnership's agreement of limited partnership. During this review, the Company noted that its analysis of partnership income within the calculations for “Net income attributable to noncontrolling interests” presented in the Company's Statement of Operations and “Adjustment for noncontrolling interest ownership in operating partnership” presented in the Company's Statement of Equity, did not properly reflect the allocation of preferred dividends and certain subsidiaries' income and equity. This caused “Net income attributable to noncontrolling interests” to be overstated by $106,000, $81,000, and $670,000 for the years ended December 31, 2012, 2011, and 2010 respectively. This resulted in a corresponding understatement in “Net income available for MAA common shareholders” by the same amount for the same years. The misallocation of these items dates back to 1996, resulting in the cumulative out of period adjustment disclosed in our Form 10-K which decreased “Additional paid in capital” by $27.0 million and increased “Accumulated distributions in excess of net income” and “Noncontrolling interest” by $24.9 million and $2.1 million, respectively. “Consolidated net income” and "Total equity" were not impacted by the above items for any period presented. As the impact of this misallocation was not material to any annual or interim historical period, the Company determined it was appropriate to correct the equity balances in the period in which the issue was detected.

13. Segment Information

6.
Please provide us with more information regarding your large market same store communities and secondary market same store communities. Explain to us when acquired properties, communities in development or lease-up communities are transferred into the same center pool. Additionally, tell us how you define a redevelopment community and how that differs from a community undergoing routine renovations. Please enhance your disclosure in future filings to the extent necessary.

Response:

The Company advises the Staff that in future Exchange Act periodic filings, it will disclose more information on the same store portfolio and when assets are added to this portfolio similar to below:

On the first day of each calendar year, we determine the composition of our same store operating segments for that year, which allows us to evaluate full period over period operating comparisons. Properties in development or lease-up will be added to the same store portfolio on the first day of the calendar year after they have been owned and stabilized for at least a full 12 months. Communities are considered stabilized after achieving 90% occupancy for 90 days. Communities that have been approved by the Board of Directors for disposition are excluded from our same store portfolio.

Generally, we only remove properties from same store reporting for redevelopment communities if the redevelopment activities constitute at least half of the community's units, costs exceed certain thresholds, and the activity is substantial enough to distort same store operating results. Redevelopment activities have not been substantial enough to be specifically identified and removed from our same store reporting for the years presented in Form 10-K for the year ended December 31, 2012; however, in future Exchange Act filings we will discuss redevelopment similar to below:

A redevelopment community is a community with a specific plan in place to upgrade at least half of the community's units over a period of time with new finishes, fixtures, and appliances, among other upgrades.  These plans include spending a pre-defined amount of capital per unit to achieve a rent increase as a result of the upgrades.  The Company separately identifies redevelopment communities that would cause a material distortion of normal same store operating results. Routine renovations occur at a property as items need to be replaced as a normal part of operations and is done with an expectation to maintain the current level of quality at the property. There is no specified plan in place for routine renovations.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes these responses adequately address the comments and requests for additional information that you have raised. Should you have any questions concerning the Company's responses to your questions and comments, please feel free to contact Micah Holton, Senior Vice President, Controller, at (901) 435-5359 or micah.holton@maac.com, or myself at (901) 248-4169 or al.campbell@maac.com.

Cordially,

/s/Albert M. Campbell, III
Albert M. Campbell, III
Executive Vice President and Chief Financial Officer